Royal Style Design, Inc.
2561 Forsythe road, Unit D
Orlando, FL 32807

June 2, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Royal Style Design, Inc.
SEC Comment Letter dated May 22, 2009
Registration Statement on Form S-1
Filed April 30, 2009
File No. 333-158924

Dear Sir/Madam:

We are submitting herein the responses of Royal Style Design, Inc. (the “Company”) to the comments set forth in your comment letter dated May 22, 2009 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).

Part II

Item 16. Exhibits, page II-3

1.
Incorporation of Exhibits by Reference. In the Amendment, where an exhibit is incorporated by reference, the previous filing to which the exhibit is incorporated by reference is indicated in the exhibit list.

Exhibit 5.1

2.	Confirmation by Counsel. The requested confirmation by counsel is a separate correspondence filing, filed simultaneously herewith.

3.	Filing of Legal Opinion. Mr. Stewart’s legal opinion is filed as Exhibit 5.2 to the Amendment.

Item 17. Undertakings, page II-3

4.	Additional Undertakings. The additional undertakings specified in this comment have been provided in the Amendment, and the suggested deletions in this Item have been made.

Signatures, page II-6

Officers’ Titles. The errors in the officers’ titles have been corrected and Mr. Sorokoumov is designated as the Chief Accounting Officer.

The undersigned, Nikolay Lobachev, the Principal Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

ROYAL STYLE DESIGN, INC.

By: /s/ Nikolay Lobachev
Nikolay Lobachev
Chief Executive Officer